                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                              SportsLine USA, Inc.
                              --------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   848934-10-5
                                   -----------
                                 (CUSIP Number)

                               Angeline C. Straka
               Vice President, Secretary & Deputy General Counsel
                                 CBS Corporation
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 975-3335

================================================================================
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 22, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 848934-10-5

------------------------------------------------------------------------------------------------------------------------------------
                  (1)      Name of Reporting Person.  S.S. or I.R.S. Identification No.
                           of Above Person

                           CBS Corporation
                           I.R.S. Identification No. 25-0877540

------------------------------------------------------------------------------------------------------------------------------------
                  (2)      Check the Appropriate Box if a Member of a Group
                                                                                                 (a)      [X]
                                                                                                 (b)      [ ]

------------------------------------------------------------------------------------------------------------------------------------
                  (3)      SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
                  (4)      Source of Funds

                           00

------------------------------------------------------------------------------------------------------------------------------------
                  (5)      Check Box if Disclosure of Legal Proceedings is Required
                           Pursuant to Items 2(d) or 2(e)                                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
                  (6)      Citizenship or Place of Organization

                           Pennsylvania

------------------------------------------------------------------------------------------------------------------------------------
                           (7) Sole Voting Power
Number of
Shares Bene-                   ____________________________________________________
ficially                   (8) Shared Voting Power
Owned by                       2,987,063
Each Report-                   ____________________________________________________
ing Person                 (9) Sole Dispositive Power
With                           None
                               ____________________________________________________
                          (10) Shared Dispositive Power
                               2,987,063

------------------------------------------------------------------------------------------------------------------------------------
                  (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                           2,987,063

------------------------------------------------------------------------------------------------------------------------------------
                  (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                                                          [ ]

------------------------------------------------------------------------------------------------------------------------------------
                  (13)     Percent of Class Represented by Amount in Row (11)
                           14.6%

------------------------------------------------------------------------------------------------------------------------------------
                  (14)  Type of Reporting Person       CO

CUSIP NO. 848934-10-5

------------------------------------------------------------------------------------------------------------------------------------
                  (1)      Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above Person

                           Westinghouse CBS Holding Company, Inc.
                           I.R.S. Identification No. 25-1776511

------------------------------------------------------------------------------------------------------------------------------------
                  (2)      Check the Appropriate Box if a Member of a Group
                                                                                                 (a)      [X]
                                                                                                 (b)      [ ]

------------------------------------------------------------------------------------------------------------------------------------
                  (3)      SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
                  (4)      Source of Funds

                           00

------------------------------------------------------------------------------------------------------------------------------------

                  (5)      Check Box if Disclosure of Legal Proceedings is Required
                           Pursuant to Items 2(d) or 2(e)                                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
                  (6)      Citizenship or Place of Organization

                           Delaware

------------------------------------------------------------------------------------------------------------------------------------
                           (7) Sole Voting Power
Number of                      None
Shares Bene-                   _______________________________________________________
ficially                   (8) Shared Voting Power
Owned by                       2,987,063
Each Report-                   _______________________________________________________
ing Person                 (9) Sole Dispositive Power
With                           None
                               _______________________________________________________
                           (10) Shared Dispositive Power
                                2,987,063

------------------------------------------------------------------------------------------------------------------------------------
                  (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                           2,987,063

------------------------------------------------------------------------------------------------------------------------------------
                  (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                                                          [ ]

------------------------------------------------------------------------------------------------------------------------------------
                  (13)     Percent of Class Represented by Amount in Row (11)
                           14.6%

------------------------------------------------------------------------------------------------------------------------------------
                  (14)  Type of Reporting Person       CO

CUSIP NO. 848934-10-5

------------------------------------------------------------------------------------------------------------------------------------
                  (1)      Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above Person

                           CBS Broadcasting, Inc.
                           I.R.S. Identification No. 13-0590730

------------------------------------------------------------------------------------------------------------------------------------
                  (2)      Check the Appropriate Box if a Member of a Group
                                                                                                 (a)      [X]
                                                                                                 (b)      [ ]

------------------------------------------------------------------------------------------------------------------------------------
                  (3)      SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
                  (4)      Source of Funds

                           00

------------------------------------------------------------------------------------------------------------------------------------
                  (5)      Check Box if Disclosure of Legal Proceedings is Required
                           Pursuant to Items 2(d) or 2(e)                                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
                  (6)      Citizenship or Place of Organization

                           New York

------------------------------------------------------------------------------------------------------------------------------------
                           (7) Sole Voting Power
Number of                      None
Shares Bene-                   _____________________________________________________
ficially                   (8) Shared Voting Power
Owned by                       2,987,063
Each Report-                   _____________________________________________________
ing Person                 (9) Sole Dispositive Power
With                           None
                               _____________________________________________________
                           (10) Shared Dispositive Power
                                2,987,063

------------------------------------------------------------------------------------------------------------------------------------
                  (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                           2,987,063

------------------------------------------------------------------------------------------------------------------------------------
                  (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                                                          [ ]

------------------------------------------------------------------------------------------------------------------------------------
                  (13)     Percent of Class Represented by Amount in Row (11)
                           14.6%

------------------------------------------------------------------------------------------------------------------------------------
                  (14)  Type of Reporting Person       CO

This Amendment No. 2 amends and supplements the statement on Schedule 13D dated January 2, 1998 (the "Schedule 13D") and Amendment No. 1 to Schedule 13D dated June 18, 1998 (the "Amendment No. 1") by CBS Broadcasting, Inc. ("Broadcasting"), a wholly-owned subsidiary of Westinghouse CBS Holding Company, Inc. ("Holding"), which is a wholly-owned subsidiary of CBS Corporation ("CBS").

Item 2.  Identity and Background
--------------------------------

The persons filing this statement are: (i) CBS Corporation (CBS), formerly known as Westinghouse Electric Corporation, a Pennsylvania corporation. The address of the principal office and principal business address of CBS is 51 West 52nd Street, New York, NY 10019. CBS conducts its business directly and through various subsidiaries; (ii) Westinghouse CBS Holding Company, Inc., a wholly owned subsidiary of CBS (Holding). The address of the principal office and principal business address of Holding is 51 West 52nd Street, New York, NY 10019; and (iii) CBS Broadcasting, Inc. (Broadcasting), formerly known as CBS, Inc., a wholly owned subsidiary of Holding. The address of the principal office and principal business address of Broadcasting is 51 West 52nd Street, New York, NY 10019. Broadcasting is a party to the Agreement, the Stockholder Agreement and the Co-Sale Agreement, as defined in Items 3 and 4.

The operations of CBS, Holding and Broadcasting principally relate to television and radio broadcasting and cable programming.

Schedule I of Item 2 is amended by the attached Schedule I, which is a list of the directors and executive officers of CBS, Holding and Broadcasting setting forth the following information with respect to each such person:

(a)      name;

(b)      business address; and

(c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Except for Robert E. Cawthorn, who is a British citizen, and Jan Leschly, who is a Danish citizen, each person identified on Schedule 1 is a United States citizen.

During the last five years, neither CBS, Holding, Broadcasting nor, to the knowledge of CBS, Holding and Broadcasting, any person identified in Schedule 1 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction
------------------------------

Item 4 is amended to report that on January 22, 1999, Broadcasting received 558,988 shares of Common Stock from the Issuer pursuant to the Agreement dated as of March 5, 1997 between the Issuer and Broadcasting as amended by Amendment No. 1 to the Agreement (together, the "Agreement") as such Agreement is described in response to Items 3 and 4 and received a warrant from the Issuer pursuant to the Agreements dated as of January 2, 1999 to acquire 380,000 shares of Common Stock at a price of $20.00 per share at any time prior to December 31, 1999. Broadcasting also exercised the 1998 warrant it received pursuant to the Agreement for 380,000 shares of Common Stock of the Issuer at the warrant exercise price of $15.00 per share on December 14, 1998 using general corporate funds.

Broadcasting holds shares of Common Stock for investment, and may, from time to time, acquire additional shares and/or dispose of any or all of its shares of Common Stock. Broadcasting, CBS and Holding have no present plans or proposals with respect to the matters set forth in Item (4(b), (c), (d), (e), (f), (g), (h), (i) and (j);) but Broadcasting, CBS and Holding do reserve their right to implement a different course of action at any time in the future, depending upon such criteria as may be significant to Broadcasting, CBS and Holding.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

5(a) and (b) As of January 22, 1999, Broadcasting has voting and investment power over 2,607,063 shares of Common Stock held by Broadcasting. Broadcasting also has the right to acquired 380,000 shares of Common Stock under a warrant dated January 2, 1999, which warrant is presently exercisable in whole or part at any time prior to December 31, 1999. CBS and Holding may be deemed to beneficially own all the Common Stock beneficially owned by Broadcasting.

In the aggregate, Broadcasting, CBS and Holding share voting and investment power over 2,987,075 shares of Common Stock (including the 380,000 shares covered by the outstanding warrant) or 14.6% of the Common Stock of Issuer as of January 22, 1999 (assuming the exercise of the warrant and assuming 20,440,270 shares of Common Stock outstanding for purposes of this calculation, based on information set forth in the Issuer's Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission on October 19, 1998 at Registration No. 333-62685 that there were 19,121,282 outstanding shares as of September 30, 1998, plus 938,988 shares issued to Broadcasting since that date as set forth in
Item 4 above and the 380,000 under the warrant dated January 2, 1999.

Except as described above, neither CBS, Broadcasting, Holding nor, to their knowledge, any person named in Schedule 1 beneficially owns any shares of Common Stock or has effected any transactions in the Common Stock during the past 60 days.

5 (d)    None.

5 (e)    Not applicable.

Item 7.  Materials to be Filed as Exhibits
------------------------------------------

Exhibit 1:  Signature authority resolution

Any information previously included in the Schedule 13D and not revised or modified as described in this Amendment No. 2 remains unchanged.

                                   (Signature)

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 1, 1999

                                 CBS CORPORATION

                                  By:/s/ Angeline C. Straka
                                     ----------------------------------
                                  Name: Angeline C. Straka
                                  Title: Vice-President &
                                          Deputy General Counsel



                                 WESTINGHOUSE CBS HOLDING COMPANY, INC.

                                  By:/s/ Angeline C. Straka
                                     ----------------------------------
                                  Name: Angeline C. Straka
                                  Title: Vice-President & Secretary


                                 CBS BROADCASTING, INC.

                                  By:/s/ Angeline C. Straka
                                     ----------------------------------
                                  Name: Angeline C. Straka
                                  Title: Vice-President & Secretary

                                  SCHEDULE 1-A

                       Name, Business Address, and Present
                      Principal Occupation or Employment of
                     the Directors and Executive Officers of
                                 CBS Corporation
                                 ---------------

                                    Directors
                                    ---------

                                                          Present Principal Occupation and
Name and Business Address                                 Address of Employment
-------------------------                                 ---------------------
Robert E. Cawthorn                                        Managing Director, Global Health
DLJ Merchant Banking Partners LP                          Care Partners
Donaldson, Lufkin & Jenrette                              DLJ Merchant Banking Partners LP
401 City Line Avenue, 2nd Floor                           Donaldson, Lufkin & Jenrette
Bala Cynwyd, PA 19004-1122                                401 City Line Avenue, 2nd Floor
                                                          Bala Cynwyd, PA 19004-1122

George H. Conrades                                        Venture Partner
Polaris Venture Partners                                  Polaris Venture Partners
1000 Winter Street, #3350                                 1000 Winter Street, #3350
Waltham, MA 02451                                         Waltham, MA 02451

Martin C. Dickinson                                       Retired Senior Vice President
P. O. Box 7078                                            Scripps Bank
Rancho Santa Fe, CA 92067                                 P. O. Box 7078
                                                          Rancho Santa Fe, CA  92067

William H. Gray III                                       President and Chief Executive Officer
The College Fund/UNCF                                     The College Fund/UNCF
8260 Willow Oaks Corporate Drive                          8260 Willow Oaks Corporate Drive
P. O. Box 10444                                           Fairfax, VA 22031
Fairfax, VA 22031

Mel Karmazin                                              President & Chief Executive Officer
CBS Corporation                                           CBS Corporation
51 W. 57th Street                                         51 West 57th Street
New York, NY 10019                                        New York, NY 10019

Jan Leschly                                               Chief Executive
SmithKline Beecham                                        SmithKline Beecham
P. O. Box 7929                                            P. O. Box 7929
Philadelphia, PA 19101                                    Philadelphia, PA 19101

David T. McLaughlin                                       Chairman, CBS Corporation
The Gallery - Suite 203                                   Chairman and Chief Executive Officer
46 Newport Road                                           Orion Safety Products
New London, NH 03257                                      P. O. Box 1047
                                                          Easton, MD 21601

Richard R. Pivirotto                                      President
Richard R. Pivirotto Co., Inc.                            Richard R. Pivirotto Co., Inc.
111 Clapboard Ridge Rd.                                   111 Clapboard Ridge Rd.
Greenwich, CT  06830                                      Greenwich, CT  06830

Raymond W. Smith                                          Chairman
Rothschilds North America, Inc.                           Rothchilds North America, Inc.
1251 Avenue of the Americas                               1251 Avenue of the Americas
New York, NY  10020                                       New York, NY  10020

Paula Stern                                               President
The Stern Group, Inc.                                     The Stern Group, Inc.
3314 Ross Place NW                                        3314 Ross Place NW
Washington, DC 20008                                      Washington, DC 20008

Robert D. Walter                                          Chairman and Chief Executive Officer
Cardinal Health, Inc.                                     Cardinal Health, Inc.
5555 Glendon Court                                        5555 Glendon Court
Dublin, OH 43016                                          Dublin, OH 43016



                               Executive Officers
                               ------------------


                                                          Present Principal Occupation and
Name and Business Address                                 Address of Employment
-------------------------                                 ---------------------
Mel Karmazin                                              President & Chief Executive Officer
CBS Corporation                                           CBS Corporation
51 W. 57th Street                                         51 West 57th Street
New York, NY 10019                                        New York, NY 10019

Louis J. Briskman                                         Executive Vice President and General Counsel
CBS Corporation                                           CBS Corporation
51 West 52nd Street                                       51 West 52nd Street
New York, NY 10019                                        New York, NY 10019

Robert G. Freedline                                       Vice President & Controller
CBS Corporation                                           CBS Corporation
51 West 52nd Street                                       51 West 52nd Street
New York, NY 10019                                        New York, NY 10019

Carol V. Savage                                           Vice President and Chief Accounting Officer
CBS Corporation                                           CBS Corporation
11 Stanwix Street                                         11 Stanwix Street
Pittsburgh, PA  15222                                     Pittsburgh, PA  15222

Charles W. Pryor, Jr.                                     Vice President
President, Energy Systems Business Unit                   CBS Corporation
CBS Corporation                                           4350 Northern Pike
4350 Northern Pike                                        Monroeville, PA  15146
Monroeville, PA  15146

Fredric G. Reynolds                                       Executive Vice President and Chief Financial Officer
CBS Corporation                                           CBS Corporation
51 West 52nd Street                                       51 West 52nd Street
New York, NY 10019                                        New York, NY 10019

Leslie Moonves                                            President and Chief Executive Officer,
CBS Corporation                                           CBS Television
7800 Beverly Boulevard                                    CBS Corporation
Los Angeles, CA  90036                                    7800 Beverly Boulevard
                                                          Los Angeles, CA  90036

                                  SCHEDULE 1-B

                       Name, Business Address, and Present
                      Principal Occupation or Employment of
                     the Directors and Executive Officers of
                     Westinghouse CBS Holding Company, Inc.
                     --------------------------------------

                                    Directors
                                    ---------

                                                          Present Principal Occupation and
Name and Business Address                                 Address of Employment
-------------------------                                 ---------------------
Louis J. Briskman                                         Same as Schedule 1-A
Same as Schedule 1-A

Fredric G. Reynolds                                       Same as Schedule 1-A
Same as Schedule 1-A


                               Executive Officers
                               ------------------
                                                          Present Principal Occupation and
Name/Title and Business Address                           Address of Employment
-------------------------------                           ---------------------
Mel Karmazin                                              President & Chief Executive Officer
CBS Corporation                                           CBS Corporation
51 W. 57th Street                                         51 West 57th Street
New York, NY 10019                                        New York, NY 10019

Louis J. Briskman                                         Executive Vice President and General Counsel
CBS Corporation                                           CBS Corporation
51 West 52nd Street                                       51 West 52nd Street
New York, NY 10019                                        New York, NY 10019


Leslie Moonves                                            President and Chief Executive Officer,
CBS Corporation                                           CBS Television
7800 Beverly Boulevard                                    CBS Corporation
Los Angeles, CA  90036                                    7800 Beverly Boulevard
                                                          Los Angeles, CA  90036

Fredric G. Reynolds                                       Executive Vice President and Chief Financial Officer
CBS Corporation                                           CBS Corporation
51 West 52nd Street                                       51 West 52nd Street
New York, NY 10019                                        New York, NY 10019

                                  SCHEDULE 1-C

                       Name, Business Address, and Present
                      Principal Occupation or Employment of
                     the Directors and Executive Officers of
                              CBS Broadcasting Inc.
                              ---------------------

                                    Directors
                                    ---------

                                                          Present Principal Occupation and
Name/Title and Business Address                           Address of Employment
-------------------------------                           ---------------------
Louis J. Briskman                                         Same as Schedule 1-A
Same as Schedule 1-A

Fredric G. Reynolds                                       Same as Schedule 1-A
Same as Schedule 1-A


                               Executive Officers
                               ------------------

                                                          Present Principal Occupation and
Name/Title and Business Address                           Address of Employment
-------------------------------                           ---------------------
Mel Karmazin                                              Same as Schedule 1-A
Executive Vice President
Same as Schedule 1-A

Louis J. Briskman                                         Same as Schedule 1-A
Executive Vice President and
  General Counsel
Same as Schedule 1-A

Leslie Moonves                                            Same as Schedule 1-A
Executive Vice President
Same as Schedule 1-A

Fredric G. Reynolds                                       Same as Schedule 1-A
Executive Vice President and
  Chief Financial Officer
Same as Schedule 1-A